Registration Statement
                                               No. 333 - 16409
                                                Rule 424(b)(3)
   PROSPECTUS

                    ICN PHARMACEUTICALS, INC.

                2,350,591 SHARES OF COMMON STOCK*

     All of the shares of Common Stock, $ .01 par value (the "Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Company" or "ICN"), offered hereby (the "Shares") are being offered by certain selling security holders (the "Selling Stockholders") as more fully described herein. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions of any underwriters, brokers, dealers or agents retained by the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution."

     The Shares may be sold from time to time by the Selling Stockholders. Such sales may be made in the over -- the -- counter market, on the New York Stock Exchange ("NYSE") or other exchanges (if the Common Stock is listed for trading thereon), or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Shares may be sold by any one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account;
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Preferred Stock was originally issued to the Selling
Stockholders in a private placement made by the Company under Rule 4(2) of the Securities Act of 1933, as amended (the
"Securities Act").

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Common Stock is traded on the NYSE under the symbol
"ICN." On February 6, 1997, the closing sale price per share, as reported by the NYSE, was $23.375.

     *The Shares of Common Stock offered hereby includes the resale of such presently indeterminate number of shares of Common Stock as shall be issuable upon conversion of, or as dividends on, the 50,000 shares of the Series B Convertible Preferred Stock of the Company (the "Series B Preferred Stock") issued in a private placement in October 1996. The number of shares of Common Stock issuable in connection therewith and offered for resale hereby is an estimate based upon the market price of the Common Stock set forth below and the discount rate that would apply if all shares of the Series B Preferred Stock were converted on the date hereof, is subject to adjustment and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, among other factors, the date on which the Series B Preferred Stock is converted and the future market price of the Common Stock. If, however, the market price of the Common Stock and the discount rate that would apply to that market price upon conversion were used to determine the number of shares issuable as of the date hereof, the Company would be obligated to issue a total of approximately 2,350,591 shares of Common Stock if all 50,000 shares of Series B Preferred Stock were converted on such date. The terms of the Series B Preferred Stock limit the amount thereof that may be converted by the holders during the first year after issuance, except in certain limited circumstances. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock or as to the number of shares of Common Stock that may be issued upon conversion of or as dividends on the Series B Preferred Stock. See "Risk Factors -- Effect of Conversion of Series B Preferred Stock" and "Description of Series B Preferred Stock."

     AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH
DEGREE OF RISK.  SEE "RISK FACTORS."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Date of this Prospectus is February 6, 1997.


                      AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copies obtained (at prescribed rates) at the public reference facilities maintained by the Commission in Washington, D.C. at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York at 7 World Trade Center 13th Floor, New York, New York 10048 and in Chicago at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained (at prescribed rates), by writing to the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material is also available through
the Commission's Web site (http://www.sec.gov).   In addition,
such material may also be inspected at the NYSE, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the Shares. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the Commission's rules and regulations. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and the exhibits thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission as described above.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following reports and documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference as of their respective dates:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995 as amended by Form 10-K/A-
         1, dated April 29, 1996.

     2. Quarterly Report on Form 10-Q for the three months ended March 31, 1996.

     3. Quarterly Report on Form 10-Q for the six months ended June 30, 1996.

     4. Quarterly Report on Form 10-Q for the nine months ended September 30,1996.

     5.  The description of the Common Stock and associated
         Preferred Stock Purchase Rights contained in the
         Registration Statement on Form 8-A, dated November
         10, 1994.

     6.  Form 8-K dated October 28, 1996.

     7.  Form 8-K dated December 24, 1996.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the effective date of this Registration Statement and prior to the termination of the offering of the Shares pursuant to this Prospectus (this "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such reports and documents.
Any statement contained herein or in a report or document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed report or document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE REPORTS AND DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH REPORTS AND DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH REPORTS OR DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DAVID C. WATT, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY, ICN PHARMACEUTICALS, INC., 3300 HYLAND AVENUE, COSTA MESA, CALIFORNIA 92626. TELEPHONE INQUIRIES MAY BE DIRECTED TO DAVID C. WATT AT (714) 545-0100.


                           THE COMPANY


     On November 1, 1994, the stockholders of ICN
Pharmaceuticals, Inc. ("Old ICN"), SPI Pharmaceuticals, Inc. ("SPI"), Viratek, Inc. ("Viratek"), and ICN Biomedicals, Inc. ("Biomedicals") (collectively, the "Predecessor Companies") approved the combination of the Predecessor Companies ("the Merger"). On November 10, 1994, SPI, Old ICN and Viratek merged into ICN Merger Corp., and Biomedicals merged into ICN Subsidiary Corp., a wholly-owned subsidiary of ICN Merger Corp. In conjunction with the Merger, ICN Merger Corp. was renamed ICN Pharmaceuticals, Inc. For accounting purposes, SPI was the acquiring company and as a result, the Company reports the historical financial data of SPI in its financial results. Subsequent to November 1, 1994, the results of the Company include the combined operations of all Predecessor Companies.

     ICN is a multinational research-based pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, nutrition, research and diagnostic products. The Company pursues a strategy of international expansion which includes (i) research and development of proprietary products with the potential to be significant contributors to the Company's global operations; (ii) penetration of major pharmaceutical markets by means of targeted acquisitions; and
(iii) expansion in these major markets through the development or acquisition of pharmaceutical products that meet the particular needs of each market.

     The Company distributes and sells a broad range of prescription and over-the-counter pharmaceutical and nutritional products in over 60 countries worldwide, primarily in North America, Latin America, Western Europe and Eastern Europe. These pharmaceutical products treat viral and bacterial infections, diseases of the skin, myasthenia gravis, cancer, cardiovascular disease, diabetes and psychiatric disorders. The Company's leading product is the broad spectrum antiviral agent ribavirin, which is marketed in the United States, Canada and most of Europe under the trade name Virazole[REGISTERED TRADEMARK]. Virazole[REGISTERED TRADEMARK] is currently approved for commercial sale in over 40 countries for one or more of a variety of viral infections, including respiratory syncytial virus ("RSV"), herpes simplex, influenza, chicken pox, hepatitis and HIV. In the United States, Virazole[REGISTERED TRADEMARK] is approved only for use in hospitalized infants and young children with severe lower respiratory infections due to RSV.

     The Company believes it has substantial opportunities to realize growth from its internally developed compounds. These compounds are the result of significant investments in its research and development activities related to nucleic acids conducted over three decades. The Company believes that the approval of Virazole[REGISTERED TRADEMARK] for the treatment of chronic hepatitis C would be important to the Company because of the potential size of the chronic hepatitis C market both in the United States and abroad. On June 1, 1994, a New Drug Application ("NDA") was filed with the United States Food and Drug Administration (the "FDA") for the use of Virazole[REGISTERED TRADEMARK] for the treatment of chronic hepatitis C in the United States. Similar applications for approval to market Virazole[REGISTERED TRADEMARK] for chronic hepatitis C were filed in the European Union, Canada, Sweden, Norway, Finland, Australia and New Zealand. Following the submission of the NDA, the FDA raised serious questions regarding the safety and efficacy of Virazole[REGISTERED TRADEMARK]. Similar questions were raised by foreign reviewers.
Subsequently, the Company withdrew its NDA for Virazole[REGISTERED TRADEMARK] and the applications for Virazole[REGISTERED TRADEMARK] submitted in other world markets. On July 28, 1995, the Company entered into an agreement (described below) with a subsidiary of Schering-Plough Corporation (collectively with such subsidiary, "Schering") to license ribavirin (Virazole[REGISTERED TRADEMARK]) as a treatment for chronic hepatitis C in combination with Schering's alpha interferon (the "Combination Therapy"). The FDA subsequently approved a protocol for the testing of the Combination Therapy, and Schering is currently conducting Phase III clinical trials of the Combination Therapy. To obtain FDA approval of Virazole[REGISTERED TRADEMARK] for use in Combination Therapy, the Company and Schering must demonstrate that the Combination Therapy is safer and more effective in treating chronic hepatitis C than alpha interferon alone. Schering is also testing the Combination Therapy pursuant to protocols approved by the European Union. The Company continues to believe that Virazole[REGISTERED TRADEMARK] has potential in the treatment of hepatitis C in Combination Therapy and is taking steps to capitalize on its full potential. See "Risk Factors--No Assurance of Successful Development and Commercialization of Future Products."

     Pursuant to an Exclusive License and Supply Agreement (the "License Agreement") with Schering, the Company licensed ribavirin to Schering for use in Combination Therapy. The License Agreement provided the Company an initial non-refundable payment by Schering of $23,000,000, and future royalty payments to the Company for marketing of ribavirin, including certain minimum royalty rates. Schering will have exclusive marketing rights for ribavirin for hepatitis C worldwide, except that the Company will retain the right to co-market the drug in the countries of the European Union. In addition, Schering will purchase up to $42,000,000 in Common Stock upon the achievement of certain regulatory milestones. Under the License Agreement, Schering will be responsible for all clinical developments worldwide.

     The Company believes it is positioned to expand its presence in the pharmaceutical markets in Eastern Europe. In 1991, a 75% interest was acquired in Galenika Pharmaceuticals, a large drug manufacturer and distributor in Yugoslavia. Galenika Pharmaceuticals was subsequently renamed ICN Galenika ("Galenika"). This acquisition added new products and significantly expanded the sales volume of the Company. With the investment in Galenika Pharmaceuticals, the Company became one of the first Western pharmaceutical companies to establish a direct investment in Eastern Europe. Galenika continues to be a significant part of the Company's operations although its sales and profitability have, at times, been substantially diminished owing principally to the imposition of sanctions on Yugoslavia by the United Nations. However, the United Nations Security Council adopted resolutions that, in December 1995, suspended and, in October 1996, lifted economic sanctions imposed on the Federal Republic of Yugoslavia since May of 1992. The suspension and lifting of economic sanctions has enabled Galenika to resume exporting certain of its product lines to Russia, other Eastern Europe Markets, Africa, the Middle East and the Far East. Additionally, during 1995 and 1996, in pursuing its Eastern Europe expansion strategy, the Company made several additional investments in companies based in the region. See "Risk Factors-- Risk of Operations in Eastern Europe, Russia and China."

     In addition to its pharmaceutical operations, the Company also develops, manufacturers and sells a broad range of research chemical products, diagnostic reagents and radiation monitoring services. The Company markets these products internationally to major scientific, academic, health care and governmental institutions through catalog and direct mail marketing programs.

     The principal executive offices of the Company are located at 3300 Hyland Avenue, Costa Mesa, California 92626. The telephone number at such address is (714) 545-0100.


                          RISK FACTORS


      An investment in the Shares involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment. Prospective purchasers of the Shares should be fully aware of the risk factors set forth herein. This Prospectus contains or incorporates statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and in the documents incorporated by reference and include statements regarding, among other matters, the Company's growth opportunities, the Company's acquisition strategy, regulatory matters pertaining to governmental approval of the marketing or manufacturing of certain of the Company's products and other factors affecting the Company's financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward looking known and unknown statements. Such factors include the various risk factors described below.

     DEPENDENCE ON FOREIGN OPERATIONS

     Approximately 75% and 78% of the Company's net sales for 1995 and the nine months ended September 30, 1996, respectively, were generated from operations outside the United States. The Company operates directly and through distributors in North America, Latin America (principally Mexico), Western Europe and Eastern Europe and through distributors elsewhere in the world. Foreign operations are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange controls, limitations on foreign participation in local enterprises, health-care regulation and other restrictive governmental actions. Changes in the relative values of currencies take place from time to time and may materially affect the Company's results of operations. Their effects on the Company's future operations are not predictable.

     RISK OF OPERATIONS IN YUGOSLAVIA

     Galenika represents a material part of the Company's business. Approximately 46% and 45% of the Company's net sales for 1995 and the nine months ended September 30, 1996, respectively, were from Galenika. In addition, approximately 39% and 57% of the Company's operating income for 1995 and the nine months ended September 30, 1996, respectively, were from Galenika. The current political and economic circumstances in Yugoslavia create certain business risks particular to that country. Between May 1992 and December 1995, Yugoslavia operated under sanctions imposed by the United Nations which had severely limited the ability to import raw materials for manufacturing and had prohibited all exports. While the sanctions were suspended in December 1995 and lifted in October 1996, certain risks such as hyperinflation, currency devaluations, wage and price controls and potential government action could continue to have a material adverse effect on the Company's results of operations.

     Galenika operates in a highly inflationary economy and uses the dollar as the functional currency rather than the Yugoslavian dinar. Before the enactment of an economic stabilization program in January 1994, the rate of inflation in Yugoslavia was over 1 billion percent per year. The rate of inflation was dramatically reduced when, on January 24, 1994, the Yugoslavian government enacted a "Stabilization Program" designed to strengthen its currency. Throughout 1994, this program was successful in reducing inflation to approximately 5% per year, increasing the availability of hard currency, stabilizing the exchange rate of the dinar, and improving the overall economy in Yugoslavia.

     Throughout 1995, the effectiveness of the stabilization program weakened and Galenika began experiencing a decline in the availability of hard currency in Yugoslavia. Additionally, inflation levels accelerated to an approximate annual rate of 90% by the end of the year and on November 24, 1995, the dinar devalued from a rate of 1.4 dinars per U.S. $1 to a rate of 4.7 dinars per U.S. $1.

     During the first nine months of 1996, the trend toward a weakening economy continued. The rate of inflation increased to an approximate annual rate of 120% and the availability of hard currency declined along with shortages of local currency. The suspension of United Nations sanctions at the beginning of the year provides economic opportunities for Yugoslavia; however, the realization of the benefits from the suspension will be dependent on the implementation of economic reform in Yugoslavia that includes increased privatization. Galenika maintains an approximate 50% market share of the pharmaceutical business in Yugoslavia. With 81% of Galenika sales arising from government or government-sponsored entities, Galenika is economically dependent on the Yugoslavian government. Additionally, Galenika is subject to credit risk in that 56% of its September 30, 1996, domestic accounts receivables and 67% of its year-to-date sales are with three major customers.

     The future profitability of Galenika is heavily dependent upon the overall business climate in Yugoslavia, the political stability of the Yugoslavian government and the ability of the government to fund health care spending.

     The net monetary asset position of Galenika has risen to $103,000,000 as of September 30, 1996 from $7,396,000 at December
31, 1995. This net monetary asset position would be subject to foreign exchange losses if a devaluation of the dinar were to occur. The increase in the net monetary asset position is primarily attributed to increases in accounts receivable resulting from increased sales and the lengthening of the collection period resulting from the lack of availability of dinars in Yugoslavia. Additionally, the amount of net monetary exposure at December 31, 1995 reflects the impact of a November 24, 1995 devaluation and the Company's efforts to minimize its monetary exposure preceding the November 1995 devaluation.

     The potential loss arising from a devaluation will depend on the size of the devaluation and the amount of the net monetary asset position at the time of the devaluation. A devaluation could result in a material adverse charge to the results of operations of the Company.

     The timing and the size of a devaluation are strongly influenced by the amount of inflation and length of time from the last devaluation. Since the last devaluation of November 24, 1995, the overall level of inflation has been at an annual rate of 120%. As time and inflation continue, the risk of devaluation increases. The Company is unable to predict when a devaluation will occur.

     Galenika is subject to price controls in Yugoslavia. The size and frequency of government-approved price increases are influenced by local inflation, devaluations, cost of imported raw materials and demand for Galenika products. During 1995 and through September 30, 1996, Galenika received fewer price increases than in the past due to lower relative levels of inflation. As inflation increases, the size and frequency of price controls are expected to increase. Price increases obtained by Galenika are based on economic events preceding such an increase and not on expectations of ongoing inflation. A lag in approved price increases could reduce the gross margins that Galenika receives on its products. Although the Company expects that Galenika will limit sales of products that have poor margins until an acceptable price increase is received, the impact of an inability to obtain adequate price increases in the future could have an adverse impact on the Company as a result of declining gross profit margins or declining sales in an effort to maintain existing gross margin levels.

     RISK OF OPERATIONS IN EASTERN EUROPE, RUSSIA AND CHINA

     The Company has an approximately $17 million investment in Russia through its 90% interest in the Russian pharmaceutical company Oktyabr, which investment was initially made in 1995. In May 1996, the Company purchased a 40% investment in a U.S. company which has a 51% interest in a joint venture with a joint stock company in Kazakhstan to convert a former Soviet scientific production complex in Kazakhstan into a pharmaceutical manufacturing and distribution plant. It is anticipated that the Company's investment in the joint venture, including its investment in the U.S. company, will be approximately $3 million. In June 1996, the Company acquired an approximately 88% interest in Lekstredstva, a Russian pharmaceutical company, and intends to make additional purchases from existing Lekstredstva stockholders to increase its interest to 95%. It is estimated that the aggregate investment in Lekstredstva will cost approximately $6.3 million. From July 1996 through the date of this Prospectus, the Company acquired a 65% interest in Polypharm, a Russian pharmaceutical company, for approximately $1.3 million. In October 1996, the Company acquired a 50.02% interest in Alkaloida Chemical Co. ("Alkaloida"), a Hungarian state-owned pharmaceutical company. As required under the terms of the acquisition agreement, the Company made initial payments of approximately $9.1 million for this interest, with an additional payment of up to approximately $12.3 million (including approximately $624,000 which will be used to offer to repurchase shares from employees of Alkaloida) due in January 1997, at which time the Company will receive an additional 10.79% interest in Alkaloida (13.24% assuming full acceptance of the offer to repurchase shares from Alkaloida employees). In September 1996, a subsidiary of the Company entered into a joint venture agreement with Jiangsu Wuxi Pharmaceutical Corporation ("Wuxi"), a Chinese state-owned pharmaceutical corporation to establish a limited liability company, which will require a $24 million investment by the Company over three years. The Company is also considering several other strategic acquisitions and investments in Eastern Europe. Although the Company believes that investment in Russia, Eastern Europe and China offers access to growing markets, the economic, political and regulatory conditions in such countries are unstable, which could have a signficant adverse effect upon the business and operations of the Company.

     NO ASSURANCE OF SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION
     OF FUTURE PRODUCTS

     The Company's future growth will depend, in large part, upon its ability to develop or obtain and commercialize new products and new formulations of or indications for current products. The Company is engaged in an active research and development program involving compounds owned by the Company or licensed from others which the Company may, in the future, desire to develop commercially. There can be no assurance that the Company will be able to develop or acquire new products, obtain regulatory approvals to use such products for proposed or new clinical indications in a timely manner, manufacture its potential products in commercial volumes or gain market acceptance for such products. In addition, the Company may require financing over the next several years to fund costs of development and acquisitions of new products and, if Virazole[REGISTERED TRADEMARK] is approved for treatment of chronic hepatitis C in Combination Therapy (for which there can be no assurance), to expand the production and marketing of Virazole[REGISTERED TRADEMARK] in the countries of the European Union, where the Company has retained marketing rights under the License Agreement. It may be desirable or necessary for the Company to enter into licensing arrangements with other pharmaceutical companies in order to market effectively any new products or new indications for existing products such as the License Agreement with Schering for the marketing of Virazole[REGISTERED TRADEMARK] for Combination Therapy (if approved). There can be no assurance that the Company will be successful in raising such additional capital or entering into such marketing arrangements, if required, or that such capital will be raised, or such marketing arrangements will be, on terms favorable to the Company.

     LIMITED PATENT PROTECTION

     The Company may be dependent on the protection afforded by its patents relating to Virazole[REGISTERED TRADEMARK] and no assurance can be given as to the breadth or degree of protection which these patents will afford the Company. The Company has patent rights in the United States expiring in 1999 relating to the use of Virazole[REGISTERED TRADEMARK] to treat specified human viral diseases. If future development of Virazole[REGISTERED TRADEMARK] in Combination Therapy is successful and approval is granted in the United States, an additional award of exclusivity will be granted of up to three years from date of approval (Waxman-Hatch Act); however, there can be no assurance that such development will be successful or that such approval will be obtained. While the Company has patents in certain foreign countries covering the use of Virazole[REGISTERED TRADEMARK] in the treatment of certain diseases, which coverage and expiration varies and which patents expire at various times through 2006, the Company has no, or limited, patent rights with respect to Virazole[REGISTERED TRADEMARK] and/or its use in certain foreign countries where Virazole[REGISTERED TRADEMARK] is currently, or in the future may be, approved for commercial sale, including France, Germany and Great Britain. However, the Company and Schering intend to file applications for approval of Combination Therapy through a centralized procedure in the European Union (which includes France, Germany and Great Britain). If such approval is granted (of which approval no assurance can be given), the Company and Schering would be afforded either six or ten years (depending upon the particular country) of protection for the Combination Therapy against competition. There can be no assurance that the loss of the Company's patent rights with respect to Virazole[REGISTERED TRADEMARK] upon expiration of the Company's patent rights in the United States, Europe and elsewhere will not result in competition from other drug manufacturers or will not otherwise have a significant adverse effect upon the business and operations of the Company.

     As a general policy, the Company expects to seek patents, where available, on inventions concerning novel drugs, techniques, processes or other products which it may develop or acquire in the future. However, there can be no assurance that any patents applied for will be granted, or that, if granted, they will have commercial value or as to the breadth or the degree of protection which these patents, if issued, will afford the Company. The Company intends to rely substantially on its unpatented proprietary know-how, but there can be no assurance that others will not develop substantially equivalent proprietary information or otherwise obtain access to the Company's know-how. Patents for pharmaceutical compounds are not available in certain countries in which the Company markets its products.

     Marketing approvals in certain foreign countries provide an additional level of protection for products approved for sale in such countries.

     UNCERTAIN IMPACT OF ACQUISITION PLANS

     The Company intends aggressively to continue its strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations.
Should the Company complete any material acquisition, the Company's success or failure in integrating the operations of the acquired company may have a material impact on the future growth or success of the Company. Since some or all of these potential acquisitions may be affected with the issuance of Common Stock by the Company to the sellers of the businesses being acquired or financed with the issuance of Common Stock or securities convertible into Common Stock, the interest of existing stockholders in the Company may be diluted (which dilution may be material depending on the size and the number of acquisitions consummated). Subject to sufficient authorized and unissued shares of Common Stock being available, no stockholder approval of any acquisition transaction would be required unless the number of shares of Common Stock issued by the Company in connection with the transaction (or series of related transactions) were to exceed 20% of the then outstanding shares of Common Stock.

     POTENTIAL LITIGATION EXPOSURE

     ICN is a defendant in various lawsuits including certain consolidated class action lawsuits alleging, among other things, violations of federal securities laws. The plaintiffs in these lawsuits allege that ICN made, or aided and abetted other defendants in making, misrepresentations of material facts and omitted to state material facts concerning the business, financial condition and future prospects of the Company, primarily concerning developments regarding Virazole[REGISTERED TRADEMARK], including statements made in the 1980's concerning the efficacy and safety of the drug and the market for the drug in the treatment of AIDS and AIDS related diseases, and statements made in 1994 and 1995 concerning the Company's NDA for the use of Virazole[REGISTERED TRADEMARK] for the treatment of chronic hepatitis C (the "Hepatitis C NDA"). See "Recent Developments."

     The Commission is conducting a private investigation (the "Commission Investigation") with respect to certain matters pertaining to the status and disposition of the Hepatitis C NDA, including whether, during the period from June 1994 through February 1995, the Company, persons or entities associated with it and others (including Mr. Milan Panic, Chairman, President and Chief Executive Officer of the Company), in the offer and sale or in connection with the purchase and sale of Common Stock, engaged in possible violations of federal securities laws, by having possibly: (i) made false or misleading statements or omitted material facts with respect to the status and disposition of the Hepatitis C NDA; (ii) purchased or sold Common Stock while in possession of material, non-public information concerning the status and disposition of the Hepatitis C NDA; or (iii) conveyed material, non-public information concerning the status and disposition of the Hepatitis C NDA, to other persons who may have purchased or sold Common Stock. The Company is cooperating with the Commission in its investigation.

     The Company has received a Subpoena (the "Subpoena") from a Grand Jury in the United States District Court, Central District of California requesting the production of documents covering a broad range of matters over various time periods. The Company and Milan Panic are subjects of the investigation and are cooperating with the production of documents pursuant to the Subpoena.

     DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its management, including Milan Panic, its Chairman, President and Chief Executive Officer. The loss of their services could have a material adverse effect on the Company. The Company cannot predict what effect, if any, the Commission's Investigation and the Subpoena may have on Mr. Panic's ability to continue to devote services on a full time basis to the Company. See " -- Potential Litigation Exposure" above.

     POTENTIAL PRODUCT LIABILITY EXPOSURE AND LACK OF INSURANCE

     The Company could be exposed to possible claims for personal injury resulting from allegedly defective products. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from the Company's products. The Company generally self-insures against potential product liability exposure with respect to its marketed products, including Virazole[REGISTERED TRADEMARK]. While to date no material adverse claim for personal injury resulting from allegedly defective products, including Virazole[REGISTERED TRADEMARK], has been successfully maintained against the Company or any of its predecessors, a substantial claim, if successful, could have a material adverse effect on the Company.

     GOVERNMENT REGULATION

     FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans in such respective jurisdictions. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Numerous requirements must be satisfied, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. No assurance can be given that authorization of the commercial sale of any new drugs or compounds by the Company for any application or of existing drugs or compounds for new applications will be secured in the United States or any other country, or that, if such authorization is secured, those drugs or compounds will be commercially successful.

     The FDA in the United States and other regulatory agencies in other countries also periodically inspect manufacturing facilities. Failure to comply with applicable regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent or delay the Company from obtaining future regulatory approvals.

     The Company is subject to price control restrictions on its pharmaceutical products in the majority of countries in which it operates. To date, the Company has been affected by pricing adjustments in Spain and by the lag in allowed price increases in Yugoslavia and Mexico, which have created lower sales in U.S. dollars and reductions in gross profit. Future sales and gross profit could be materially affected if the Company is unable to obtain price increases commensurate with the levels of inflation.

     COMPETITION

     The Company operates in a highly competitive environment. The Company's competitors, many of whom have substantially greater capital resources and marketing capabilities and larger research and development staffs and facilities than the Company, are actively engaged in marketing products similar to those of the Company and in developing new products similar to those proposed to be developed and sold by the Company. Others may succeed in developing products that are more effective than those marketed or proposed for development by the Company. Progress by other researchers in areas similar to those being explored by the Company may result in further competitive challenges. In early 1996, MedImmune, Inc. began marketing in the United States RespiGam[REGISTERED TRADEMARK], a prophylactic drug for the treatment of RSV. The Company is aware of several other ongoing research and development programs which are attempting to develop new prophylactic and therapeutic products for treatment of RSV. Although the Company will follow publicly disclosed developments in this field, on the basis of currently available data, it is unable to evaluate whether RespiGam[REGISTERED TRADEMARK] or the other technology being developed in these programs poses a threat to the Company's current market position in the treatment of RSV or its revenue streams. In addition, a number of companies and researchers are engaged in developmental efforts for the treatment of Hepatitis C, including through the use of protease inhibitors. The Company may also face increased competition from manufacturers of generic pharmaceutical products when certain of the patents covering certain of its currently marketed products expire.

     EFFECT OF CONVERSION OF THE SERIES B PREFERRED STOCK;
     OUTSTANDING PUT RIGHT

     The exact number of shares of Common Stock issuable upon conversion of all of or as dividends on the Series B Preferred Stock offered hereby will vary inversely with the market price of the Common Stock. The holders of Common Stock may be materially diluted by conversion of the Series B Preferred Stock depending on the future market price of the Common Stock and the discount rate applied to determine the number of shares of Common Stock issuable upon conversion. On February 6, 1997, the last reported sales price of the Common Stock on the NYSE was $23.375 per share. If such market price were used to determine the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock and using the discount rate of 9% applicable on the date hereof, and 13% effective on and after April 9, 1997, the Company would issue a total of approximately 2,350,591 and 2,458,664 shares of Common Stock, respectively, if all shares of the Series B Preferred Stock were converted on such date. To the extent the Current Market Price (as defined herein) is lower or higher than $23.375 as of any date on which shares of Series B Preferred Stock are converted, the Company would issue more or fewer shares of Common Stock than reflected in such estimate, and such difference could be material. In addition, the discount rate that applies in calculating the number of shares of Common Stock issuable upon conversion is subject to further increases under certain circumstances. Any increases in the discount rate will result in more shares of Common Stock being issuable upon conversion. The terms of the Series B Peferred Stock limit the amount thereof that may be converted by the holders during the first year after issuance, except in certain limited circumstances. See "Description of the Series B Preferred Stock." The Company has granted to certain persons the right to put 1,064,833 shares of Common Stock to the Company at $30 per share in January 2000, subject to acceleration under certain circumstances at a put price equal to $22.50 plus 10% per annum from December 23, 1996, as described in the Company's Form 8-K dated December 24, 1996.

                         USE OF PROCEEDS

     Since this Prospectus relates to the offering of Shares by the Selling Stockholders, the Company will not receive any proceeds from the sale of the Shares offered hereby. See
"Selling Stockholders."

                      SELLING STOCKHOLDERS

     The registration effected hereby is being effected pursuant to certain registration rights granted by the Company at the time of the issuance of the Series B Preferred Stock. The Shares hereby registered may from time to time be issued to Selling Stockholders upon conversion of, or as payment of dividends on, the Preferred Stock.

     As of December 31, 1996, the Company had outstanding approximately 33,635,000 shares of Common Stock.

     The following table sets forth certain information regarding the beneficial ownership of the Shares to be offered hereby as of January 3, 1997, and as adjusted to reflect the sale of the securities offered hereby, by the Selling Stockholders. Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their securities. The information in the table concerning the Selling Stockholders who may offer Shares hereunder from time to time is based on information provided to the Company by such securityholders, except for the assumed conversion ratio of shares of Series B Preferred Stock into Common Stock, which is based solely on the assumptions discussed or referenced in footnote (1) to the table. Information concerning such Selling Stockholders may change from time to time and may include pledgees of any Shares upon exercise of the pledge, and any changes of which the Company is advised will be set forth in a Prospectus Supplement to the extent required. See "Plan of Distribution."

                                         COMMON
                       COMMON SHARES    SHARES TO
                       BENEFICIALLY      BE SOLD
                      OWNED PRIOR TO     IN THE
                     THE OFFERING/(1)/  OFFERING
                                          /(2)/

NAME OF SELLING
  STOCKHOLDER         NUMBER   PERCENT   NUMBER

Halifax Fund, L.P.
                     575,577   1.60     305,577

Ramius Fund
Limited              585,869   1.62     141,036

Palladin Partners,
L.P.                 205,518   *        70,518

Gershon Partners,
L.P.                 68,505    *        23,505

CIBC Wood Gundy
Securities Corp.     235,059   *        235,059

Cerberus Partners,
L.P.                 470,118   1.31     470,118

Colonial Penn
Insurance            82,271    *        82,271
Company

Colonial Penn Life
Insurance            82,271    *        82,271
Company

Mackay-Shields
Financial            940,236   2.62    940,236
Corporation (3)

New York Life
Separate Account     47,012    *        47,012
No. 7

Mainstay VP Series
Fund, Inc. (High     70,518    *        70,518
Yield Corporate
Bond Fund
Portfolio)

The Mainstay Funds
(Convertible        423,106   1.18     423,106
Fund Series)

The Mainstay Funds
(High Yield         399,600   1.11     399,600
Corporate Bond
Fund Series)


(1) Such beneficial ownership represents the aggregate of (a) the number of shares of Common Stock beneficially owned by each such person and (b) an estimate of the number of shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock beneficially owned by such person, assuming the last reported sales price of $23.375 per share of Common Stock on February 6, 1997 and the discount rate of 9% were used to determine the number of shares of Common Stock issuable as of the date hereof. The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among other factors, application of the conversion provisions based on market prices prevailing and the applicable discount rate at the actual date of conversion and whether or to what extent dividends are paid in Common Stock. This presentation is not intended to constitute a prediction as to the future market price of Common Stock. The percentage of Common Shares beneficially owned prior to the Offering is based on the actual number of shares outstanding on December 31, 1996 and assumes conversion of all 50,000 shares of Series B Preferred Stock as described in this footnote (1). See "Risk Factors -- Effect of Conversion of Series B Preferred Stock" and "Description of Series B Preferred Stock."

(2)  Represents the estimate of the number of shares of Common
     Stock issuable upon conversion of shares of Series B
     Preferred Stock beneficially owned by such person as described in Footnote (1) above.

(3) Mackay-Shields Financial Corporation is a beneficial owner of these shares by virtue of it having voting power and investment power with respect to the shares held by the following selling stockholders: New York Life Separate Account No. 7, Mainstay VP Series Fund, Inc. (High Yield Corporate Bond Fund Portfolio), The Mainstay Funds (Convertible Fund Series) and The Mainstay Funds (High Yield Corporate Bond Fund Series).

*    Represents less than 1% of the outstanding Common Stock.


     Because the Selling Stockholders may sell all or part of the Shares which they hold pursuant to this Prospectus and because this Offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Shares that will be held by the Selling Stockholders upon termination of this Offering. See "Plan of Distribution."

             DESCRIPTION OF SERIES B PREFERRED STOCK

     On October 9, 1996, the Company issued 50,000 shares of
Series B Preferred Stock to the initial Selling Stockholders for aggregate gross proceeds of $50 million.

     The Series B Preferred Stock is convertible, at the option of the holders from time to time (subject to certain limitations during the first year), into Shares at a conversion price equal to the average daily low price of the Common Stock (the "Current Market Price") on the NYSE (so long as the Common Stock is traded on the NYSE and, if the Common Stock is not so traded, on the principal national securities market for the Common Stock or on the National Association of Securities Dealers, Inc., Automated Quotation System (NASDAQ)) for the five trading days preceding the applicable conversion date, discounted as follows: 3% during the first three months after issuance of the Series B Preferred Stock, 5% during the next three months, and 9% thereafter. If the Registration Statement is suspended for more than 90 days during any 360-day period, these discounts are permanently increased by 1% for each 30-day period over such 90-day period.

          The Series B Preferred Stock is automatically converted into Shares upon the occurrence of certain extraordinary corporate transactions or at the fifth anniversary of the date of issuance of the Series B Preferred Stock, subject in the later case to (i) successive six month extensions if the Current Market Price is below $20 per share (subject to anti-dilution adjustments) at any time during the three months prior to such mandatory conversion date, and (ii) certain specified extensions if the Registration Statement is suspended.

     The Series B Preferred Stock has a cumulative dividend rate of 6% per annum, payable quarterly, at the option of the Company, in cash or Shares (based upon the Current Market Price).

     At any time when the Current Market Price is below $17.50 per share (subject to anti-dilution adjustment), the Series B Preferred Stock is redeemable by the Company at 120% of the liquidation value ($1,000 per share) plus accrued and unpaid dividends through the date of redemption. If the Registration Statement is suspended for more than 180 days in any 360-day period or trading in the Shares is suspended on the principal market or exchange for the Shares for seven consecutive trading days or the Common Stock ceases to be listed on an exchange or the NASDAQ, the Series B Preferred Stock is redeemable at the option of the holders thereof, by written notice given no later than 60 days following the end of either suspension period, at 130% of the liquidation value plus accrued and unpaid dividends to the date of redemption.

     The terms of the Series B Preferred Stock contain certain restrictions on payment of dividends or other distributions on the capital stock of the Company and the making of certain advances, loans or capital contributions in or to non-majority owned entities. The limitation on the payment of dividends does not limit the Company from making regular quarterly cash dividends on the Common Stock in an amount up to the greater of
(a) $.40 per share and (b) 1.5% of the then Current Market Price. The terms of the Series B Preferred Stock also prohibit the Company from issuing preferred stock ranking senior to the Series B Preferred Stock upon liquidation or with respect to the payment of dividends and prohibit issuing any preferred stock ranking on par with or junior to the Series B Preferred Stock with a principal payment, interest, maturity date, or mandatory date of redemption on or or prior to the mandatory conversion date for the Series B Preferred Stock.

     Assuming a Current Market Price of $23.375 (the closing price of the Common Stock on the NYSE on February 6, 1997) and assuming the discount rate then in effect is alternatively 9% and 13%, (i) the number of Shares issuable upon conversion of all the Series B Preferred Stock would be 2,350,591 or 2,458,664 shares, respectively, and (ii) if the Company elected to issue Shares as payment for dividends on the Series B Preferred Stock, the Company would be required to issue an additional 150,000 shares, respectively, as dividends on the Series B Preferred Stock on an annual basis.

     The description set forth above of the Series B Preferred Stock is a summary and as such is subject to and qualified in its entirety by reference to the text of the Certificate of Designations, Preferences and Rights of the Series B Preferred Stock, a copy of which is attached as an exhibit to this Registration Statement and is incorporated herein by reference.

                      PLAN OF DISTRIBUTION

     The Selling Stockholders are offering the Shares for their own account, and not for the account of the Company. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

     The Shares may be sold from time to time by the Selling Stockholders. Such sales may be made in the over--the--counter market, on the New York Stock Exchange or other exchanges (if the Common Stock is listed for trading thereon), or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Shares may be sold by any one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by a broker as principal and resale by such broker or dealer for its account; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
(d) privately negotiated transactions. In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by such broker-dealer, agent or underwriter and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the Shares offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock during any applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Stockholders.

     There can be no assurance that the Selling Stockholders will sell any or all of the Shares hereby registered. To the extent required, the Company will use its best efforts to file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.

     The registration effected hereby is being effected pursuant to certain registration rights previously granted by the Company to the Selling Stockholders at the time of the issuance of the Preferred Stock. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions of any underwriters, brokers, sellers or agents retained by the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders.

                          LEGAL MATTERS

     The legality of the Shares offered hereby will be passed upon for the Company by David C. Watt, Executive Vice President, General Counsel and Corporate Secretary of the Company. As of December 31, 1996, Mr. Watt beneficially owned 100,332 shares of Common Stock, including 98,337 shares which he has the right to acquire upon the exercise of currently exercisable stock options.

                 INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets as of December 31, 1995 and 1994, and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been included herein in reliance on the report, which includes, as it relates to 1994 and 1993, an emphasis of matter paragraph related to certain transactions between affiliates, of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended September 30, 1996 and 1995, June 30, 1996 and 1995 and March 31, 1996 and 1995,
incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended September 30, 1996, June 30, 1996 and March 31, 1996, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Any financial statements and schedules hereafter incorporated by reference in the Registration Statement that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.